UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

Hudbay Minerals Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

443628102

(CUSIP Number)

KANWALJIT TOOR

199 Bay Street, Suite 5050

Toronto, Ontario M5L 1E2

+1 416 504 3508

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 15, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Waterton Mining Parallel Fund Offshore Master, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,791,554
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,791,554
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,791,554
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Waterton Precious Metals Fund II Cayman, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,791,563
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,791,563
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,791,563
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Waterton Mining Parallel Fund Offshore GP Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,791,554
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,791,554
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,791,554
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Waterton Global Resource Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,791,563
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,791,563
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,791,563
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Waterton Global Resource Management Cayman Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,791,563
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,791,563
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,791,563
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

CO

6

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Waterton Global Resource Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		31,583,117
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

31,583,117
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,583,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.1%
14	TYPE OF REPORTING PERSON

IA

7

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Cheryl Brandon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		31,583,117
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

31,583,117
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,583,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Isser Elishis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		31,583,117
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

31,583,117
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,583,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.1%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Kalman Schoor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		31,583,117
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

31,583,117
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,583,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.1%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Kanwaljit Toor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		31,583,117
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

31,583,117
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,583,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.1%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Richard J. Wells
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		31,583,117
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

31,583,117
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,583,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.1%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Arthur Edward Michael Anglin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Ernesto Balarezo Valdez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Peru
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

David L. Deisley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA, Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Peter G.J. Kukielski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		25,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

25,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

16

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Emily L. Moore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

17

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Daniel Muñiz Quintanilla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Mexico
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

18

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Richard W. Nesbitt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

19

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

David S. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

20

CUSIP NO. 443628102

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Ernesto Balarezo Valdez, David L. Deisley and Emily L. Moore are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 8. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing and Solicitation Agreement, as further described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Waterton Mining LP and Waterton Fund II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 15,791,554 Shares beneficially owned by Waterton Mining LP is approximately C$98,239,265, excluding brokerage commissions. The aggregate purchase price of the 15,791,563 Shares beneficially owned by Waterton Fund II is approximately C$98,239,324, excluding brokerage commissions. The Shares purchased by Mr. Kukielski were purchased with personal funds. The aggregate purchase price of the 25,000 Shares beneficially owned by Mr. Kukielski is approximately C$165,604, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 15, 2019, WGRM Inc. and certain of its affiliates (collectively, “Waterton”) issued an open letter (the “Letter”) to shareholders of the Issuer in connection with its nomination of a minority slate of five experienced, independent and highly-qualified director candidates for election to the Company’s Board of Directors (the “Board”) at the Annual and Special Meeting of Shareholders scheduled to be held on May 7, 2019 (the “Meeting”), as well as in response to the Issuer’s recent Management Information Circular, dated April 5, 2019 (the “Hudbay Circular”). Previously, Waterton had indicated that it intended to nominate and solicit proxies for a slate of eight director candidates for election to the Board at the Meeting. As disclosed in the Letter, however, Waterton now intends to solicit proxies for the following highly-qualified director candidates, A.E. Michael Anglin, Peter Kukielski, Richard Nesbitt, Daniel Muñiz Quintanilla and David Smith, for election to the Board at the Meeting. In the Letter, Waterton reiterated its belief that its nominees, in addition to being fully independent of Waterton, have impeccable credentials and possess the relevant, diverse and global experience to help fix the broken culture of the current Board by providing much-needed oversight of strategy and capital allocation in order to create long-term shareholder value at the Issuer.

21

CUSIP NO. 443628102

In the Letter, Waterton expressed its concern that the manner in which the Issuer has elected to conduct itself in this proxy contest has been increasingly unprofessional and disappointing. Specifically, Waterton noted that the Hudbay Circular was rife with misleading statements, inaccuracies and blatant mistruths. Waterton highlighted a particularly egregious lie perpetuated by the Issuer, which was on page 32 of the Issuer’s investor presentation, released concurrently with the Hudbay Circular, on which the Issuer argues that Waterton has had a negative impact on the Issuer’s share price. The page states that “WATERTON MADE ~60% OF ITS PURCHASES AFTER DRIVING HUDBAY’S SHARE PRICE DOWN.” The Issuer then stated that a “Bloomberg Article Seeded by Waterton” artificially manipulated the Issuer’s share price in order for Waterton to purchase shares at a discount and increase Waterton’s ownership position. The article in question was the October 4, 2018 Bloomberg article regarding the Issuer’s deal talks with Mantos Copper. In other words, the Issuer and its Board accused its second largest shareholder of market manipulation. However, as Waterton noted in the Letter, the Issuer surreptitiously updated its presentation to eliminate the words “seeded by Waterton” without otherwise alerting any shareholders that the presentation had been edited, which Waterton believes is further evidence of the Issuer’s and Boards’ lack of integrity or regard for honest communication with shareholders.

In the Letter, Waterton also highlighted the destruction of shareholder value under the current Board’s leadership. Namely, Chairman Alan R. Hibben and director Kenneth G. Stowe have served on the Board in conjunction with the current CEO, CFO and COO being in senior management roles for nearly a decade and director Igor A. Gonzales has done the same for more than half a decade, during which time an incredible amount of shareholder value has been destroyed. Total shareholder returns (“TSR”) relative to its peers* during the tenures of Chairman Hibben, Mr. Stowe, and Mr. Gonzales, prior to Waterton’s public involvement, were -131%, -88% and -75%, respectively.

Additionally, Waterton expressed its belief that Chairman Hibben has consistently exhibited a dismissive and disingenuous attitude toward shareholder engagement. As detailed in the Letter, on April 3, 2019, Waterton submitted a term sheet to Chairman Hibben that set forth a settlement proposal supported by what Waterton believed to be approximately 30% of the Issuer’s shareholders. On April 4, 2019, Waterton met with Chairman Hibben and director Sarah Kavanaugh to discuss the supported settlement proposal. The following day the Issuer summarily rejected the settlement proposal and less than two hours later issued the Hudbay Circular and other proxy related materials leading Waterton to believe that the April 4th meeting was merely a charade on the part of the Issuer to create the optics of shareholder engagement.

In the Letter, Waterton highlighted that the Issuer is at a critical inflection point and must resolve key strategic issues and make transformational decisions including (i) the appropriate mix of assets from a portfolio construction perspective; (ii) the future of its Manitoba Business Unit; (iii) the construction of the Rosemont project which the Issuer estimates has a capex of $1.9 billion; (iv) the appropriate joint venture partner and ownership structure for Rosemont; (v) the appropriate financing strategy for Rosemont; and (vi) land and community matters at Constancia. The Letter further stated that if meaningful change is not made immediately at this critical moment, Waterton believes the Issuer will revert back to its characteristic myopic short-term thinking and poor capital allocation decision-making under the current Board’s leadership.

In contrast to the current Board’s leadership, Waterton highlighted that its nominees not only have the experience to move the Issuer forward at this critical juncture, but they also have a strategy to deliver long-term shareholder value by focusing on the following key areas and executing in the following ways:

•	Accountability: Ensure management is held to account and fully aligned with shareholders.
•	Corporate Governance: Implement best governance standards and practices based on a culture of transparency and professionalism.
•	Portfolio Optimization: Require a holistic portfolio review and a strategic optimization plan for the assets to maximize long-term shareholder value.

* Peers include Antofagasta, Ero Copper, First Quantum, Freeport, Lundin, Oz Minerals, Southern Copper

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•	Capital Allocation & Balance Sheet: Demand a comprehensive capital allocation strategy with a focus on return on invested capital.
•	Performance: Ensure management delivers on transparent and value accretive performance objectives.

Furthermore, Waterton stated that it believes that substantial changes must be made to the Board to give shareholders the comfort that the change and proper oversight needed at the Issuer can be effective. In the Letter, Waterton noted that the Issuer has effectively endorsed Waterton’s judgment by selecting two of its nominees to add to its slate of director candidates, A.E. Michael Anglin and David Smith, who Waterton believes would be remarkable additions to the Issuer’s boardroom. However, Waterton believes that changing over two director seats, mitigated by the expansion of the Board to 11 members and the addition of another Issuer-selected director, does not constitute the level of change that is desperately needed. Accordingly, Waterton stated that it continues to advocate for the election of three additional Waterton director nominees, beyond A.E. Michael Anglin and David S. Smith. As detailed in the Letter, Waterton believes that the addition – in total – of the five Waterton nominees will effect a marked change in the dynamics in the boardroom at the Issuer and help drive improvements in strategy and to end the current culture of entrenchment. By refreshing the Board with Waterton’s five director candidates, Waterton believes the Issuer will have the necessary strategic oversight, capital allocation discipline, accountability to hold management to account and, importantly, institutional-grade professionalism. Waterton also noted in the Letter that five directors would constitute a minority of what will be an 11-member Board, which, to be clear, means Waterton is no longer asking for control of the Board.

Waterton further stated in the Letter that, in its view, stacking up the experience and expertise of the Waterton nominees against those of the Issuer’s incumbent directors paints an incredibly clear picture and the bottom line is that incumbent directors Alan R. Hibben, Kenneth G. Stowe and Igor A. Gonzales have had their chance to exercise responsible oversight of Issuer’s governance and strategy – and they have not been effective in doing so. In contrast, Waterton’s director candidates are better positioned on every count to push for the change that is desperately needed at the Company. Therefore, Waterton is encouraging shareholders to vote “FOR” Waterton’s nominees at the Meeting. A copy of the Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On April 15, 2019, Waterton filed an information circular, dated April 15, 2019 (the “Waterton Circular”), on SEDAR with the Canadian Securities Administrators, in connection with its solicitation of support from shareholders of the Issuer and to allow Waterton to continue to engage in discussion with shareholders of the Issuer regarding Waterton’s nominees for election to the Board at the Meeting. The Waterton Circular includes, among other things, a copy of the Letter, information regarding each of Waterton’s nominees, voting procedures and general information about the solicitation. A copy of the Information Circular is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On April 15, 2019, in connection with the misleading statements and inaccuracies in the Hudbay Circular, Waterton commenced a legal proceeding in the Ontario Superior Court against the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 261,272,151 Shares outstanding, as of March 29, 2019, which is the total number of Shares outstanding as reported in the Hudbay Circular filed as Exhibit 99.2 to the Issuer’s Report of foreign issuer on Form 6-K filed with the Securities and Exchange Commission on April 9, 2019.

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CUSIP NO. 443628102

A.	Waterton Mining LP
(a)	As of the close of business on April 17, 2019, Waterton Mining LP beneficially owned 15,791,554 Shares.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 15,791,554
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 15,791,554

(c)	The transaction in the Shares by Waterton Mining LP since the filing of Amendment No. 7 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.
B.	Waterton Fund II
(a)	As of the close of business on April 17, 2019, Waterton Fund II beneficially owned 15,791,563 Shares.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 15,791,563
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 15,791,563

(c)	The transaction in the Shares by Waterton Fund II since the filing of Amendment No. 7 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.
C.	Waterton Mining GP
(a)	Waterton Mining GP, as the general partner of Waterton Mining LP, may be deemed the beneficial owner of the 15,791,554 Shares owned by Waterton Mining LP.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 15,791,554
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 15,791,554

(c)

Waterton Mining GP has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D. The transaction in the Shares on behalf of Waterton Mining LP since the filing of Amendment No. 7 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.

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D.	WGRM LP
(a)	WGRM LP, as the general partner of Waterton Fund II, may be deemed the beneficial owner of the 15,791,563 Shares owned by Waterton Fund II.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 15,791,563
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 15,791,563

(c)

WGRM LP has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D. The transaction in the Shares on behalf of Waterton Fund II since the filing of Amendment No. 7 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.

E.	WGRM Corp.
(a)	WGRM Corp., as the general partner of WGRM LP, may be deemed the beneficial owner of the 15,791,563 Shares owned by Waterton Fund II.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 15,791,563
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 15,791,563

(c)

WGRM Corp. has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D. The transaction in the Shares on behalf of Waterton Fund II since the filing of Amendment No. 7 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.

F.	WGRM Inc.
(a)	WGRM Inc., as the investment adviser to each of Waterton Mining LP and Waterton Fund II, may be deemed the beneficial owner of the (i) 15,791,554 Shares owned by Waterton Mining LP and (ii) 15,791,563 Shares owned by Waterton Fund II.

Percentage: Approximately 12.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 31,583,117
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 31,583,117

(c)

WGRM Inc. has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D. The transaction in the Shares on behalf of each of Waterton Mining LP and Waterton Fund II since the filing of Amendment No. 7 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.

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CUSIP NO. 443628102

G.	Messrs. Elishis, Schoor, Toor and Wells and Ms. Brandon
(a)	Each of Messrs. Elishis, Schoor, Toor and Wells and Ms. Brandon, as a senior executive of WGRM Inc., may be deemed the beneficial owner of the (i) 15,791,554 Shares owned by Waterton Mining LP and (ii) 15,791,563 Shares owned by Waterton Fund II.

Percentage: Approximately 12.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 31,583,117
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 31,583,117

(c)

None of Messrs. Elishis, Schoor, Toor and Wells and Ms. Brandon has entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D. The transaction in the Shares on behalf of each of Waterton Mining LP and Waterton Fund II since the filing of Amendment No. 7 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.

H.	Mr. Anglin
(a)	As of the close of business on April 17, 2019, Mr. Anglin did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Anglin has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.
I.	Mr. Balarezo
(a)	As of the close of business on April 17, 2019, Mr. Balarezo did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Balarezo has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.
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CUSIP NO. 443628102

J.	Mr. Deisley
(a)	As of the close of business on April 17, 2019, Mr. Deisley did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Deisley has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.
K.	Mr. Kukielski
(a)	As of the close of business on April 17, 2019, Mr. Kukielski beneficially owned 25,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 25,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 25,000
4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Kukielski has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.
L.	Ms. Moore
(a)	As of the close of business on April 17, 2019, Ms. Moore did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Ms. Moore has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.
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CUSIP NO. 443628102

M.	Mr. Muñiz
(a)	As of the close of business on April 17, 2019, Mr. Muñiz did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Muñiz has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.
N.	Mr. Nesbitt
(a)	As of the close of business on April 17, 2019, Mr. Nesbitt did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Nesbitt has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.
O.	Mr. Smith
(a)	As of the close of business on April 17, 2019, Mr. Smith did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Smith has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.

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As of the close of business on April 17, 2019, the Reporting Persons collectively beneficially owned an aggregate of 31,608,117 Shares, constituting approximately 12.1% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 17, 2019, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 8 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 8 agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”), and (c) Waterton agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. A copy of this agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Letter to Shareholders, dated April 15, 2019.
99.2	Information Circular, dated April 15, 2019.
99.3	Joint Filing and Solicitation Agreement by and among Waterton Mining Parallel Fund Offshore Master, LP, Waterton Precious Metals Fund II Cayman, LP, Waterton Mining Parallel Fund Offshore GP Corp., Waterton Global Resource Management, LP, Waterton Global Resource Management Cayman Corp., Waterton Global Resource Management, Inc., Cheryl Brandon, Isser Elishis, Kalman Schoor, Kanwaljit Toor, Richard J. Wells, Arthur Edward Michael Anglin, Peter G.J. Kukielski, Daniel Muñiz Quintanilla, Richard W. Nesbitt, and David S. Smith, dated April 17, 2019.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2019

WATERTON MINING PARALLEL FUND OFFSHORE MASTER, LP

By:	Waterton Mining Parallel Fund Offshore GP Corp., its general partner

By:	/s/ Richard J. Wells
	Name:	Richard J. Wells
	Title:	Chief Financial Officer

Waterton Precious Metals Fund II Cayman, LP

By:	Waterton Global Resource Management, LP, its general partner
By:	Waterton Global Resource Management Cayman Corp., its general partner

By:	/s/ Richard J. Wells
	Name:	Richard J. Wells
	Title:	Chief Financial Officer

Waterton Mining Parallel Fund Offshore GP Corp.

By:	/s/ Richard J. Wells
	Name:	Richard J. Wells
	Title:	Chief Financial Officer

Waterton Global Resource Management, LP

By:	Waterton Global Resource Management Cayman Corp., its general partner

By:	/s/ Richard J. Wells
	Name:	Richard J. Wells
	Title:	Chief Financial Officer

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CUSIP NO. 443628102

Waterton Global Resource Management Cayman Corp.

By:	/s/ Richard J. Wells
	Name:	Richard J. Wells
	Title:	Chief Financial Officer

WATERTON GLOBAL RESOURCE MANAGEMENT, INC.

By:	/s/ Richard J. Wells
	Name:	Richard J. Wells
	Title:	Chief Financial Officer

/s/ Cheryl Brandon
Cheryl Brandon

/s/ Isser Elishis
Isser Elishis

/s/ Kalman Schoor
Kalman Schoor

/s/ Richard J. Wells
Richard J. Wells

/s/ Kanwaljit Toor
Kanwaljit Toor Individually and as attorney-in-fact for Arthur Edward Michael Anglin, Ernesto Balarezo Valdez, David L. Deisley, Peter G.J. Kukielski, Emily L. Moore, Daniel Muñiz Quintanilla, Richard W. Nesbitt, and David S. Smith

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SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 7 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price (C$)[1]	Date of Purchase/Sale

Waterton Mining Parallel Fund Offshore Master, LP

Purchase of Common Shares	121,629	9.0191	03/22/2019

Waterton Precious Metals Fund II Cayman, LP

Purchase of Common Shares	121,630	9.0191	03/22/2019

1 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from C$8.9900 to C$9.0500. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth herein.